U.S. Securities and Exchange Commission Division of Corporation Finance Office of Energy & Transportation 100 F Street, N.E. Washington, D.C. 20549

October 8, 2025

Re:	Rubico Inc.
Registration Statement on Form F-1
Filed September 22, 2025
File No. 333-290426

Ladies and Gentlemen:

This letter sets forth the response of Rubico Inc. (the “Company”) to the comment letter dated September 25, 2025 (the “Comment Letter”) of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s registration statement on Form F-1 (the “Registration Statement”), that was filed with the Commission on September 22, 2025. The Company is today filing via EDGAR this letter together with an amended Registration Statement (the “Amended Registration Statement”), which responds to the Staff’s comments contained in the Comment Letter, and contains as well certain updated, revised and supplemental information.

Capitalized terms used in this letter that are not otherwise defined herein have the meanings ascribed to them in the Amended Registration Statement. The following numbered paragraphs correspond to the numbered paragraphs in the Comment Letter.

Registration Statement on Form F-1

Cover Page

1.	We note you disclose that if all of the Warrants offered to investors in this offering, including those subject to the Representative’s over-allotment option for Warrants, are exercised on a zero cash basis, a maximum of 13,967,608 shares could be issued upon such zero cash exercise without payment to the Company of any additional cash. Please expand your disclosure to provide an example regarding the maximum number of shares issuable under the Warrants for the Representative’s over-allotment option for Warrants.

2

The Company has revised the disclosure in the Amended Registration Statement in response to the Staff’s comment.

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If you have any questions or comments concerning this letter, please feel free to contact Will Vogel at the undersigned at 212-922-2280.

Yours sincerely

Watson Farley & Williams LLP

/s/ Watson Farley & Williams LLP